Exhibit 99.1

Farmmi Reports Record Company Revenue and Gross Profit for Fiscal Year 2021

•	39% Increase in Revenue in Fiscal Year 2021 Compared to Fiscal Year 2020
•	10% Expansion in Gross Profit Fiscal Year 2021 Compared to Fiscal Year 2020
•	188% Increase in Net Income in Fiscal Year 2021 Compared to Fiscal Year 2020
•	$159.9 Million in Total Stockholders’ Equity at September 30, 2021 Compared to $28.3 Million at September 20, 2020

LISHUI, China, January 26, 2022 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its financial results for the twelve months ended September 30, 2021.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, “We achieved record Company revenue and gross profit for the fiscal year 2021, reflecting momentum in our business, and our success at both securing inventory and delivering it to customers on time, despite the global supply chain disruptions. We drove significant improvements in our financial results, while also launching a diversification initiative that will be key to our longer term success. We are benefitting from a higher order volume and expanded relationships because we have been able to secure the quality agricultural products customers want at scale, helped by our end-to-end supply chain. We expect this business momentum will continue into the New Year, which will help us further grow our sales.”

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, added, “We unveiled our ambitious diversification and growth strategy in September 2021, which was designed to deliver greater opportunities for revenue and profit growth, as we work to build on the strong platform and demand we are continuing to benefit from in the edible fungi market worldwide. Importantly, our stronger balance sheet gives larger domestic and international customers added confidence in Farmmi as a partner and allows us to accelerate investments in our organic business, while also pursuing strategic M&A opportunities.”

Looking forward, Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, concluded, “We are focused on creating greater value for Farmmi and all shareholders, and plan to be aggressive. We do not think our current stock price accurately reflects our revenue, cash position, improved financial performance, or the Company’s attractive prospects for accelerated growth. We are working to close the gap between our valuation and the Company’s compelling fundamentals. We expect that as we continue to show business progress and deliver improved financial results, our performance will be more accurately reflected in the Company’s valuation. We thank our shareholders for their continued support during this period and assure them we are focused and aligned with them.”

Financial Highlights

	For the Twelve Months Ended September 30,
($ millions, except per share and percentage data)	2021	2020	Change
Revenues	$39.29	$28.36	38.5%
Shiitake	20.50	15.10	35.7%
Mu Er	16.52	12.08	36.8%
Other edible fungi and other agricultural products	2.27	1.18	92.0%
Gross profit	5.11	4.65	9.8%
Gross margin	13.00%	16.40%	(3.4) pp* %
Income from operations	$2.85	$2.27	25.8%
Interest Expense	0.07	0.17	(56.2)%
Net Income attributable to Farmmi, Inc.	2.36	0.82	187.8%
Basic and diluted income per share	0.02	0.07	(0.05)

*Notes: pp represents percentage points

Revenues

Total revenues for the year ended September 30, 2021 increased by $10.93 million, or 38.5%, to $39.29 from $28.36 for the year ended September 30, 2020. The increase in sales primarily reflects the increase of both sales volume and average unit sales price of the Company’s agricultural products, as it continues to expand its brand building and sales efforts in the domestic China market and in important international markets, including the U.S., Canada, Japan, the Middle East and others, while also benefitting from a recovery of the market since the containment of the major COVID-19 outbreak in the PRC in April 2020.

Revenue from sales of Mu Er increased by $4.44 million, or 36.8%, to $16.52 million for the year ended September 30, 2021 from $12.08 million for the year ended September 30, 2020, with 1,205 tons sold for the year ended September 30, 2021, compared to 1,000 tons for the year ended September 30, 2020. Revenue from sales of Shiitake increased by $5.40 million, or 35.7%, to $20.50 million for the year ended September 30, 2021 from $15.10 million for the year ended September 30, 2020, with 1,515 tons sold for the year ended September 30, 2021, compared to 1,227 tons for the year ended September 30, 2020. Revenue from sales of other edible fungi and other agricultural products increased by $1.09 million, or 92.0%, to $2.27 million for the year ended September 30, 2021 from $1.18 million for the year ended September 30, 2020, with 5,587 tons sold for the year ended September 30, 2021, compared to 43 tons sold for the year ended September 30, 2020.

Cost of Revenues

Cost of revenues increased by $10.47 million, or 44.1%, to $34.18 million for the year ended September 30, 2021 from $23.71 million for the year ended September 30, 2020, reflecting the increase in sales volume.

Cost of revenues of Shiitake increased by $4.95 million or 39.1%, to $17.64 million for the year ended September 30, 2021 from $12.69 million for the year ended September 30, 2020. Cost of revenue of Mu Er increased by $4.29 million or 42.4% to $14.41 million for the year ended September 30, 2021 from $10.12 million for the year ended September 30, 2020. Cost of revenue of other edible fungi and agricultural products increased by $1.22 million, or 134.7%, to $2.13 million for the year ended September 30, 2021 from $0.91 million for the year ended September 30, 2020.

Gross Profit

Overall gross profit increased by $0.46 million or 9.8%, to $5.11 million for the year ended September 30, 2021 from $4.65 million for the same period of the last year. Gross profit from sales of Shiitake increased by $0.44 million or 18.3%, to $2.85 million for the year ended September 30, 2021 from $2.41 million for the year ended September 30, 2020. Gross profit from sales of Mu Er increased by $0.15 million or 7.8%, to $2.12 million for the year ended September 30, 2021 from $1.97 million for the year ended September 30, 2020. Gross profit from sales of other edible fungi and agricultural products decreased by $0.14 million or 50.0%, to $0.14 million for the year ended September 30, 2021 from $0.27 million for the year ended September 30, 2020.

Overall gross margin decreased by 3.4 percentage points to 13.0% for the year ended September 30, 2021 from 16.4% for the year ended September 30, 2020. The decrease in overall gross margin reflects product mix and strategic pricing to stimulate customer orders.

Operating Expenses

Selling and distribution expenses increased by $0.03 million or 13.2%, to $0.29 million for the year ended September 30, 2021 from $0.26 million for the year ended September 30, 2020. General and administrative expenses increased by $1.53 million or 117.1%, to $2.84 million for the year ended September 30, 2021 from $1.31 million for the year ended September 30, 2020. The increase reflects higher costs in support of the higher sales volume, as the Company continues to grow sales, while also benefiting from a recovery of the market since the containment of the major COVID-19 outbreak in the PRC in April 2020.

Interest expense was $0.07 million for the year ended September 30, 2021, as compared to $0.17 million for the year ended September 30, 2020.  Amortization of debt issuance costs was $0.00 million for the year ended September 30, 2021, as compared to $1.09 million for the year ended September 30, 2020.

Other Net Expense

Other net expense was $0.38 million for the year ended September 30, 2021, as compared to other net income of $0.09 million for the year ended September 30, 2020. The net expenses were mainly attributable to exchange losses arising from translation and currency conversion from the United States dollar to Renminbi.

Net Income

Net income attributable to common shareholders for the year ended September 30, 2021 was $2.36 million or $0.02 per basic and diluted share, as compared to net income of $0.81 million or $0.07 per share for the year ended September 30, 2020. The Company had 104,455,189 shares outstanding on a diluted basis at September 30, 2021, compared to 16,244,856 at September 30, 2020.

Financial Condition

As of September 30, 2021, the Company had a cash balance of $59.25 million. As of September 30, 2021, the Company had advances to suppliers of $66.72 million, which were made based on sales orders received or expected to be received in the future months. As of January 25, 2022, approximately $35.4 million, or 53.1% were utilized, with the remaining balance expected to be fully utilized by September of 2022. As of September 30, 2021, the Company had an accounts receivable balance of $24.47 million, of which $14.8 million or 60.6% was collected as of today, with the remainder expected to be collected by March of 2022.

About Farmmi, Inc.

Farmmi Inc. (NASDAQ: FAMI) was Established in 1998, formerly known as Zhejiang Forasen Food Co., Ltd., which is an agricultural e-commerce technology enterprise. Headquartered in Lishui, Zhejiang, is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This press release contains forwarding-looking statement within information about Farmmi Inc.’s views on its future expectations, plans and prospects. We remind you not to rely too much on these forward-looking statements. Due to various of factors, actual results may differ materially from the anticipated results, including but not limited to its ability to raise additional funds, maintain and develop business, variability of business performance, ability to maintain and enhance its brand, development and launch of new products and services, successful integration of acquired companies, technologies and assets into its product and service portfolio, marketing and other business development initiatives, industry competition, general government regulation, economic conditions, the impact of the novel coronavirus pneumonia, dependence on key personnel, attracting, hiring and retaining personnel with the skills and experience required to meet customer requirements, and the ability to protect their intellectual property rights. Farmmi Inc. encourages you to review other factors that may affect its future results in its registration statement and other documents submitted to the U.S. Securities and Exchange Commission. The forward-looking statements in this press release are based on current expectations, our company does not undertake the obligation to update these forward-looking statements.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com